EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Third-quarter 2025 Results, Provides 2026 Outlook, and Declares Dividend

CALGARY, Alberta, Nov. 13, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its third-quarter 2025 financial and operational results and provides its 2026 outlook. Unless otherwise noted, all financial figures in this news release are in U.S. dollars.

Highlights

Safety and operational performance

  Recorded average throughput of approximately 584,000 barrels per day (bbl/d) on the Keystone Pipeline in the third quarter of 2025, and approximately 703,000 bbl/d on the U.S. Gulf Coast segment of the Keystone Pipeline System.
    Throughput on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 580,000 bbl/d and approximately 730,000 bbl/d, respectively, during the first nine months of 2025.
  Achieved mechanical completion for the Blackrod Connection Project and placed the 25-km natural gas lateral into commercial service. Final facility activities are currently underway, and the project remains on schedule to be placed into service in early 2026. Associated cash flows are expected to increase throughout the second half of 2026 and into 2027.
  Continued to advance remedial actions relating to the incident that occurred at Milepost 171 (MP-171) of the Keystone Pipeline, including completing six in-line inspections and 37 integrity digs to date. See "Milepost 171 incident" of this news release for additional details.

Financial performance

  Delivered stable financial results in the third quarter of 2025 due to the Company's strong commercial underpinnings.
    Generated revenue of $461 million and net income of $93 million ($0.45/share).
    Recorded normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 of $254 million, representing a 2% increase from the second quarter of 2025 due to higher contributions from maintenance capital expenditures for system integrity projects on the Keystone Pipeline System, offset by expected losses in the Marketing segment.
    Reported distributable cash flow1 2 of $236 million, representing an increase of $69 million from the second quarter of 2025, driven primarily by changes in U.S. tax legislation and South Bow's tax optimization efforts.
  Maintained total long-term debt and net debt1 outstanding of $5.8 billion and $4.8 billion, respectively, during the third quarter of 2025. The Company's net debt-to-normalized EBITDA ratio1 was unchanged at 4.6 times as at Sept. 30, 2025.
  On Oct. 3, 2025, extended the tenor of the Company's C$2 billion revolving credit facility by one year, maturing on Oct. 3, 2029.

Returns to shareholders

  Declared dividends totalling $104 million or $0.50/share to shareholders during the third quarter of 2025.
  South Bow's board of directors (the Board) approved a quarterly dividend of $0.50/share, payable on Jan. 15, 2026, to shareholders of record at the close of business on Dec. 31, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.

Corporate updates

  South Bow expects to complete the transition to its new supervisory control and data acquisition (SCADA) system in the fourth quarter of 2025, the final significant item in exiting the Transition Services Agreement (TSA) with TC Energy Corporation (TC Energy) as it relates to the spinoff transaction (the Spinoff).
  In early October, South Bow and associated parties mutually agreed to withdraw all complaints and protests relating to the variable toll disputes filed with the Canada Energy Regulator, the Federal Energy Regulatory Commission, the Court of King's Bench of Alberta, and the United States Court of Appeals for the District of Columbia Circuit.
    As part of the Separation Agreement between South Bow and TC Energy, TC Energy indemnified South Bow for matters that existed prior to the Spinoff. Following the withdrawal of the variable toll disputes, South Bow reached its maximum indemnity liability of $22 million.
  The Board has approved South Bow's 2026 budget, which is focused on strengthening the Company's financial position, maturing and executing a portfolio of organic and inorganic growth opportunities, and delivering strong and sustainable returns to shareholders. Normalized EBITDA is projected to be approximately $1.03 billion, within a range of 2%, with approximately 90% secured through committed arrangements. See "2026 guidance" of this news release for additional details.

South Bow's unaudited consolidated interim financial statements and notes (the financial statements), and management's discussion and analysis (MD&A) as at and for the three and nine months ended Sept. 30, 2025 (the Q3 2025 MD&A) are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. Certain disclosure within "Specified Financial Measures" of the Q3 2025 MD&A is incorporated by reference into this news release.

____________________
1 Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.
2 In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See "Specified financial measures" of this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Nine Months Ended
	June 30, 2025	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
FINANCIAL RESULTS
Revenue	524	461	534	1,483	1,632
Income from equity investments	13	12	12	38	37
Net income	96	93	61	277	261
Per share[1]	0.46	0.45	0.29	1.33	1.26
Normalized net income[2]	87	99	86	284	271
Per share1 2	0.42	0.47	0.41	1.36	1.31
Normalized EBITDA[2]	250	254	262	770	801
Keystone Pipeline System	234	260	257	729	778
Marketing	(1)	(17)	(7)	(2)	(12)
Intra-Alberta & Other	17	11	12	43	35
Distributable cash flow2 3	167	236	190	560	466
Dividends declared	104	104	—	312	—
Per share[1]	0.50	0.50	—	1.50	—
Capital expenditures[4]	34	52	62	118	94
Total long-term debt[5]	5,774	5,751	10,452	5,751	10,452
Net debt2 6	4,903	4,836	4,827	4,836	4,827
Net debt-to-normalized EBITDA (ratio)2 7	4.6	4.6	4.5	4.6	4.5
Common shares outstanding, weighted average diluted (millions)[8]	208.8	208.8	207.6	208.7	207.6
Common shares outstanding (millions)[8]	208.2	208.3	207.6	208.3	207.6

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (SOF) (%)[9]	93	92	95	94	95
Keystone Pipeline throughput (Mbbl/d)	544	584	616	580	627
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)[10]	760	703	815	730	738
Marketlink throughput (Mbbl/d)	625	547	636	574	613
  Per share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.
  In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See "Specified financial measures" of this news release.
  Capital expenditures per the investing activities of the consolidated statements of cash flows of the financial statements.
  Total long-term debt as at Sept. 30, 2025 and June 30, 2025 includes the Company's senior unsecured notes and junior subordinated notes. Total long-term debt as at Sept. 30, 2024 includes the Company's long-term debt to affiliates of TC Energy.
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the remainder of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time separation costs of approximately $30 million to $40 million associated with the Spinoff in 2025. South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.7 times. On Aug. 6, 2025, the Company previously disclosed its expectation of exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times. The net debt-to-normalized EBITDA ratio was 4.5 times as at Dec. 31, 2024.
  The common shares issued on Oct. 1, 2024 have been used for comparative periods, as the Company had no common shares outstanding prior to the Spinoff. For periods prior to Oct. 1, 2024, it is assumed there were no dilutive equity instruments, as there were no equity awards of South Bow outstanding prior to the Spinoff.
  SOF measures South Bow's ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Milepost 171 incident

  Following the MP-171 incident, the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued a Corrective Action Order (CAO) requiring South Bow to undertake corrective actions, including operating under pressure restrictions for specific segments of the pipeline.
  Total costs relating to the incident, estimated at approximately $55 million, are largely expected to be recovered through the Company's insurance policies by early 2026. As of Sept. 30, 2025, South Bow has received approximately $16 million in reimbursements under its insurance policies.
  The timing of PHMSA's expected release of the independent third-party root cause analysis (RCA) has been impacted by the U.S. federal government shutdown.

Initial findings

  According to the mechanical and metallurgical analysis, both the pipe and welds conformed to industry standards for design, materials, and mechanical properties.
  The failure resulted from a fatigue crack that originated along the pipe's manufactured long-seam weld.

Remedial actions

  South Bow is actively progressing its remedial actions, with six in-line inspection runs and 37 integrity digs completed to date. Preliminary results indicate no injurious issues.
  The in-line inspection process has been modified to address tool limitations by overlaying data from previous tool runs and implementing improvements in data analysis methods. South Bow will continue to work closely with its in-line inspection technology vendors to advance tool performance and validation, address and resolve tool limitations, and develop new technologies.
  Additional in-line inspection tool runs and integrity digs are planned for 2025 and 2026 as part of South Bow's comprehensive program to address the findings and recommendations from the RCA investigation.
  As part of PHMSA's CAO, South Bow is finalizing its remedial work plan to submit to the regulator for approval. This plan includes the corrective actions already completed. As South Bow conducts this remedial work, any findings will be incorporated into the plan and the Company's programs to enhance system integrity and ensure safe operations. South Bow is committed to maintaining transparency with its regulators, customers, and industry peers throughout this process.

Outlook

Market outlook

  Western Canadian Sedimentary Basin (WCSB) crude oil supply is expected to grow modestly throughout 2026 and remain below available pipeline egress capacity, resulting in continued low demand for uncommitted capacity on the Keystone Pipeline.
  Pricing differentials impacting the rates South Bow can charge for capacity on the U.S. Gulf Coast segment of its Keystone Pipeline System are expected to remain tight throughout 2026.

Guidance

  South Bow's guidance aims to inform readers about Management's expectations for 2025 and 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See "Forward-looking information and statements" of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.

2025 guidance

  South Bow is reaffirming its 2025 guidance for normalized EBITDA, including forecasting the Marketing segment to be approximately $30 million lower in 2025 compared to 2024.
  South Bow is revising its outlook for distributable cash flow in 2025 to $700 million, within a range of 2%, to reflect lower expected current taxes resulting from changes in U.S. tax legislation and South Bow's tax optimization efforts, and higher expected interest income and other. With lower expected current taxes in 2025, South Bow's effective tax rate is now expected to range between 20% and 21%.
  All other guidance items remain unchanged.

South Bow's updated 2025 annual guidance is outlined below:

$ millions, except percentages	2025 Guidance1 2 (August 2025)	2025 Guidance[2] (November 2025)	2025 YTD Actuals
Normalized EBITDA[3]	1,010 +1% / -2%	1,010 +1% / -2%	770
Interest expense	325 +/- 2%	325 +/- 2%	248
Effective tax rate (%)	23% - 24%	20% - 21%	19%
Distributable cash flow[3]	590 +/- 3%	700 +/- 2%	560
Capital expenditures
Growth[4]	110 +/- 3%	110 +/- 3%	92
Maintenance4 5	55 +/- 3%	55 +/- 3%	32
  See South Bow's Aug. 6, 2025 news release "South Bow Reports Second-quarter 2025 Results and Declares Dividend", available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.43.
  See "Outlook and Guidance" of the Q3 2025 MD&A for historical normalized EBITDA and distributable cash flow, which information is incorporated by reference into this news release.
  Supplementary financial measure. See "Specified Financial Measures" of the Q3 2025 MD&A, certain information from which is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

2026 guidance

  South Bow's financial outlook for 2026 is underpinned by the Company's highly contracted cash flows and structural demand for services. Normalized EBITDA is projected to be approximately $1.03 billion, within a range of 2%, with approximately 90% secured through committed arrangements, which carry minimal commodity price or volumetric risk.
    Normalized EBITDA for the Keystone Pipeline System segment is expected to be approximately $15 million lower in 2026 compared to 2025 due to lower normalized EBITDA associated with planned maintenance capital expenditures following an active maintenance and integrity program in 2025. Additionally, tight pricing differentials are expected to continue placing downward pressure on the Company's U.S. Gulf Coast segment of its Keystone Pipeline System.
    Normalized EBITDA for the Marketing segment is expected to be approximately $25 million higher in 2026, reflecting a recovery from the losses realized in 2025.
    Normalized EBITDA for the Intra-Alberta & Other segment is expected to increase by approximately $10 million in 2026 relative to 2025, with Blackrod Connection Project cash flows increasing throughout the second half of 2026 and into 2027.
  South Bow anticipates that its 2026 financial charges will be approximately $315 million, within a range of 2%, and that the Company's effective tax rate will range from 22% to 23%.
  Distributable cash flow is expected to be approximately $655 million, within a range of 2%, primarily reflecting higher anticipated current taxes in 2026 relative to 2025.
  South Bow plans to invest approximately $10 million in early 2026 to complete the Blackrod Connection Project. The Company will update its outlook for growth capital expenditures once it sanctions its next development project.
  Maintenance capital expenditures are estimated to be approximately $25 million, within a range of $10 million, following an active maintenance and integrity program in 2025. These expenditures are generally recoverable through South Bow's tolling arrangements.
  South Bow expects its net debt-to-normalized EBITDA ratio to decrease modestly through 2026.

South Bow's 2026 annual guidance is outlined below:

$ millions, except percentages	2026 Guidance [1]
Normalized EBITDA [2]	1,030 +/- 2%
Financial charges [3]	315 +/- 2%
Effective tax rate (%)	22% - 23%
Distributable cash flow [2]	655 +/- 2%
Capital expenditures
Growth 4 5	10
Maintenance 4 6	25 +/- 10
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  See "Outlook and Guidance" of the Q3 2025 MD&A for historical normalized EBITDA and distributable cash flow, which information is incorporated by reference into this news release.
  Comprised of interest expense and interest income and other.
  Supplementary financial measure. See "Specified Financial Measures" of the Q3 2025 MD&A, certain information from which is incorporated by reference into this news release.
  South Bow will update its outlook for growth capital expenditures once it sanctions its next development project.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company's investment-grade financial position; and
    leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections and enhanced optionality.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's third-quarter 2025 results and 2026 outlook on Nov. 14, 2025 at 8 a.m. MT (10 a.m. ET).

Date	Nov. 14, 2025
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BI7d28e530fb654087a3a1bb5a2c17892d
Webcast link	https://edge.media-server.com/mmc/p/i7eevia6

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Investor day

South Bow will hold its inaugural investor day on Nov. 19, 2025 in New York City. The webcasted event will include presentations from South Bow's senior leadership on the Company's long-term strategy, capital allocation priorities, and growth outlook.

Date	Nov. 19, 2025
Time	7 a.m. MT (9 a.m. ET)
Webcast link	https://vimeo.com/event/5510962

Specified financial measures

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow's non-GAAP financial measures used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  distributable cash flow; and
  net debt.

South Bow's non-GAAP ratios used in this news release include:

  normalized net income per share; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow's operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow's underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company's underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.

Normalized EBITDA guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without reasonable efforts. Guidance for normalized EBITDA is calculated in the same manner as described above for historical normalized EBITDA, as applicable.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Nine Months Ended
	June 30, 2025	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Income before income taxes	126	104	90	344	346
Adjusted for specific items:
Depreciation and amortization	63	64	61	189	184
Interest expense	81	84	115	248	304
Interest income and other	(8)	(9)	(27)	(23)	(40)
Other income	—	(20)	—	(20)	—
Risk management instruments	(15)	(16)	(23)	(25)	(49)
Keystone variable toll disputes	—	43	11	43	11
Separation costs	3	2	20	8	30
Tariff charges	—	—	—	1	—
Keystone XL costs and other	—	2	15	5	15
Normalized EBITDA	250	254	262	770	801

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended June 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	177	14	(65)	126
Adjusted for specific items:
Depreciation and amortization	59	—	4	63
Interest expense	—	—	81	81
Interest income and other	(2)	—	(6)	(8)
Risk management instruments	—	(15)	—	(15)
Separation costs	—	—	3	3
Segment normalized EBITDA	234	(1)	17	250

$ millions	Three Months Ended Sept. 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	178	1	(75)	104
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	1	—	83	84
Interest income and other	(4)	(2)	(3)	(9)
Other income	(20)	—	—	(20)
Risk management instruments	—	(16)	—	(16)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	2	2
Keystone XL costs and other	2	—	—	2
Segment normalized EBITDA	260	(17)	11	254

$ millions	Three Months Ended Sept. 30, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	173	17	(100)	90
Adjusted for specific items:
Depreciation and amortization	59	—	2	61
Interest expense	(1)	—	116	115
Interest income and other	—	(1)	(26)	(27)
Risk management instruments	—	(23)	—	(23)
Keystone variable toll disputes	11	—	—	11
Separation costs	—	—	20	20
Keystone XL costs and other	15	—	—	15
Segment normalized EBITDA	257	(7)	12	262

$ millions	Nine Months Ended Sept. 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	530	24	(210)	344
Adjusted for specific items:
Depreciation and amortization	178	—	11	189
Interest expense	1	—	247	248
Interest income and other	(8)	(2)	(13)	(23)
Other income	(20)	—	—	(20)
Risk management instruments	—	(25)	—	(25)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	8	8
Tariff charges	—	1	—	1
Keystone XL costs and other	5	—	—	5
Segment normalized EBITDA	729	(2)	43	770

$ millions	Nine Months Ended Sept. 30, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	573	38	(265)	346
Adjusted for specific items:
Depreciation and amortization	179	—	5	184
Interest expense	2	1	301	304
Interest income and other	(2)	(2)	(36)	(40)
Risk management instruments	—	(49)	—	(49)
Keystone variable toll disputes	11	—	—	11
Separation costs	—	—	30	30
Keystone XL costs and other	15	—	—	15
Segment normalized EBITDA	778	(12)	35	801

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per-share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. Management believes this per-share measure is valuable for investors as it provides insight into South Bow's profitability on a per-share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per share amounts	Three Months Ended			Nine Months Ended
	June 30, 2025	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Net income	96	93	61	277	261
Adjusted for specific items:
Other income	—	(20)	—	(20)	—
Risk management instruments	(15)	(16)	(23)	(25)	(49)
Keystone variable toll disputes	—	40	11	40	11
Separation costs	3	2	30	8	40
Tariff charges	—	—	—	1	—
Keystone XL costs and other	—	2	15	5	15
Tax effect of the above adjustments	3	(2)	(8)	(2)	(7)
Normalized net income	87	99	86	284	271
Common shares outstanding, weighted average diluted (millions)	208.8	208.8	207.6	208.7	207.6
Normalized net income per share	0.42	0.47	0.41	1.36	1.31

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without reasonable efforts.

In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Nine Months Ended
	June 30, 2025	Sept. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Income before income taxes	126	104	90	344	346
Adjusted for specific items:
Depreciation and amortization	63	64	61	189	184
Income from equity investments	(13)	(12)	(12)	(38)	(37)
Distributions from equity investments	18	14	17	51	50
Maintenance capital expenditures1 2	(8)	(11)	(22)	(32)	(46)
Current income tax expense	(10)	71	38	39	(37)
Normalizing items, net of tax[3]	(9)	6	18	7	6
Distributable cash flow	167	236	190	560	466
  Supplementary financial measure. See "Specified Financial Measures" of the Q3 2025 MD&A, certain information from which is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
  Refers to adjustments made to normalized net income, net of tax, and include other income, risk management instruments, Keystone variable toll disputes, separation costs, tariff charges, and Keystone XL costs and other.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% equity treatment of the Company's junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents, per the Company's consolidated balance sheets.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	June 30, 2025	Sept. 30, 2025	Sept. 30, 2024
Long-term debt to affiliates of TC Energy	—	—	4,677
Senior unsecured notes	4,688	4,665	4,686
Junior subordinated notes	1,086	1,086	1,089
Total long-term debt	5,774	5,751	10,452
Adjusted for:
Hybrid treatment for junior subordinated notes[1]	(543)	(543)	(545)
Operating lease liabilities	20	25	22
Dividends payable	104	104	—
Cash and cash equivalents	(452)	(501)	(622)
Restricted cash held in escrow[2]	—	—	(4,480)
Net debt	4,903	4,836	4,827

Normalized EBITDA for the trailing four quarters	1,068	1,060	1,079
Net debt-to-normalized EBITDA (ratio)	4.6	4.6	4.5
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  Senior unsecured notes and junior subordinated notes were issued on Aug. 28, 2024, of which $1.25 billion was used to repay long-term debt to affiliates of TC Energy; the remaining proceeds were held in escrow until completion of the Spinoff on Oct. 1, 2024.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: South Bow's corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; the Blackrod Connection Project, including in-service dates, and costs thereof, expected cash flows associated with the project coming into commercial service, and future expected investment associated with the project; PHMSA approvals and satisfaction of the CAO; anticipated finalization of the Company's work plan in response to the CAO; expected interest expense, financial charges, and effective tax rate; expected capital expenditures; expected dividends; expected Marketing losses; expected one-time separation costs relating to the Spinoff; the priorities of the 2026 budget, including strengthening the Company's financial position, maturing and executing a portfolio of organic and inorganic growth opportunities, and delivering strong and sustainable returns to shareholders; expected shareholder returns and asset returns; expected net debt-to-normalized EBITDA ratio exiting 2025; demand for uncommitted capacity on the Keystone System; expected pricing differentials on the U.S. Gulf Coast segment of the Keystone Pipeline System; treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment; South Bow's financial guidance for 2025, 2026, and beyond, including 2025 and 2026 normalized EBITDA, 2025 interest expense and 2026 financial charges, 2025 and 2026 distributable cash flow, and 2025 and 2026 capital expenditures; expected financial contributions of the Keystone Pipeline System, Marketing, and Intra-Alberta & Other segments; anticipated normalized EBITDA in 2026 by operating segment; the expectation that the Company will update its outlook for growth capital expenditures once it sanctions its next development project; that South Bow's maintenance capital expenditures in 2026 will generally be recoverable through its tolling arrangements; South Bow's expectation that its net debt-to-normalized EBITDA ratio will decrease modestly through 2026; South Bow's financial strength and flexibility; expected low risk associated with committed shipper arrangements; expected exit of the TSA and implementation of the SCADA system; expected sharing of investigative, root cause, and failure mechanism findings related to the MP-171 incident; expected ability to meet contractual throughput commitments on the Keystone Pipeline under the CAO; the expectation that South Bow will ensure safe and reliable operations on the Keystone Pipeline; expected remedial actions, timing for, and cost and coverage of, the remediation of the MP-171 incident; potential financial contributions from uncommitted capacity on the Keystone Pipeline System; potential impacts of the findings of the RCA, including planned actions by the Company to address such findings in 2025 and 2026, and response to the MP-171 incident on the financial and operational outlook; and the time and content of the senior leadership conference call and investor day webcasts.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this news release, including 2025 and 2026 normalized EBITDA and segment normalized EBITDA, 2025 interest expense and 2026 financial charges, 2025 and 2026 distributable cash flow, 2025 and 2026 effective tax rate, 2025 and 2026 net debt-to-normalized EBITDA ratio, and 2025 and 2026 growth and maintenance capital expenditures as of the date of this news release. This financial outlook information is based on, among other things, the various assumptions disclosed in this news release, including those under “Forward-looking information and statements” as of the date hereof. The internal projections, expectations, or beliefs are based on the 2025 and 2026 budgets, as applicable, which are subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2025 and 2026, and such information may not be appropriate for other purposes.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Solomiya Lyaskovska
investor.relations@southbow.com	communications@southbow.com